Exhibit 99.1

Wheaton Precious Metals Provides Details of Annual and Special Meeting of Shareholders and Files Form 40-F

VANCOUVER, BC, March 31, 2026 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") announces that its Form 40-F report has been filed with the Securities and Exchange Commission and is available on EDGAR. The Company's 2025 audited financial statements, along with its Form 40-F, are also available on the Company's website at www.wheatonpm.com.

Shareholders may also receive a copy of Wheaton's audited financial statements, without charge, upon request to Wheaton's Investor Relations Department, Suite 3500, 1021 West Hastings St., Vancouver, British Columbia, Canada V6E 0C3 or by email at info@wheatonpm.com.

Annual and Special Meeting of Shareholders

Wheaton is scheduled to hold its Annual and Special Meeting of Shareholders (the "Meeting"), both virtually and in-person at the Conrad Hotel New York Downtown, 102 North End Avenue, New York, NY 10282 USA, on Friday, May 8, 2026, at 1:30 p.m. Eastern Time.

Wheaton has adopted an online virtual Meeting platform and we encourage all of our shareholders to participate in the Meeting using this online platform. All shareholders participating in our online virtual Meeting platform will be able to listen to the Meeting live, and for registered shareholders or proxyholders (including non-registered shareholders who have appointed themselves as proxyholder), submit votes in real time.

Registered shareholders and duly appointed proxyholders who wish to participate in the online virtual Meeting may do so:

1.	From their computer, by entering the following URL in their browser: https://meetings.lumiconnect.com/400-025-911-054
2.	From their mobile device, by entering the following URL in their browser: https://meetings.lumiconnect.com/400-025-911-054

If you choose to participate in the online virtual Meeting as a registered shareholder, you can log in to into the Meeting by:

1.	Clicking "I have a control number" and entering your valid control number
2.	Entering the password for the Meeting, which is: wheaton2026 (case sensitive)

Guests, including Beneficial Shareholders who have not duly appointed themselves as a proxyholder, can log in to into the Meeting by clicking "I am a guest" and completing the online form. Guests will be able to listen to the Meeting but will not be able to ask questions or vote.

Important technical reminders for joining the Meeting and voting instructions will be made available on the Company's website at www.wheatonpm.com.

About Wheaton Precious Metals Corp.
Wheaton Precious Metals is the world's premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors leverage to commodity prices and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming.

View original content:https://www.prnewswire.com/news-releases/wheaton-precious-metals-provides-details-of-annual-and-special-meeting-of-shareholders-and-files-form-40-f-302730516.html

SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/March2026/31/c1812.html

%CIK: 0001323404

For further information: For further information, please contact: Emma Murray, Vice President, Investor Relations, Wheaton Precious Metals Corp., Tel: 1-844-288-9878, Email: info@wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 17:00e 31-MAR-26